                                                    Filed by Genzyme Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                                Subject Company: Biomatrix, Inc.

                                                Registration File No.: 333-34972


                                     * * * *

Investors are urged to read the joint proxy statement/prospectus relating to the transaction described below because it contains important information. The joint proxy statement/prospectus was filed with the Securities and Exchange Commission and, along with the documents incorporated by reference into that document, may be obtained free of charge, both at the commission's Web site (www.sec.gov) and from Genzyme or Biomatrix. Requests to Genzyme may be directed to Sally Curley, or you can access documents on the company's Web site. Requests to Biomatrix should be directed to Anne Marie Fields, or you can access documents on the company's Web site.


                                     * * * *

[The following is the text of a slide show being presented in meetings with analysts, potential investors and others.]

SLIDE:

Forward-looking Statements

This presentation contains forward-looking statements, including statements regarding:

     - the consummation of the proposed merger with Biomatrix, the recapitalization of Genzyme, and the creation of Genzyme Biosurgery and a new publicly-traded stock,

     - the future growth, impact and success of Genzyme Biosurgery, including expectations concerning revenue, revenue growth and earnings per share, research and development expenditures and market capitalization,

     - the development and potential market introduction of new products and new indications for products, and

     - the expected allocation of Genzyme Biosurgery common stock and composition of the merger consideration.

These statements are based upon the current assumptions of our management and are only expectations of future results. These statements are also subject to risks and uncertainties, and our actual results may differ significantly from those that are described in this presentation. These risks and uncertainties include:

     - conditions in the financial markets relevant to the proposed merger and recapitalization,

     -    the likelihood of regulatory and other approvals of the transactions,

     - the operational integration and other risks generally associated with mergers and recapitalizations,

     -    the results of preclinical and clinical development efforts,

     -    market acceptance of Genzyme Biosurgery's products and services,

     - the availability of third-party reimbursement for Genzyme Biosurgery's products,

     - the ability of Genzyme Biosurgery and/or its partners to successfully commercialize products,

     - the ability of Genzyme Biosurgery to obtain and maintain distribution arrangements,

     -    the accuracy of information about the biosurgery market, and

     -    the competitive environment for the biosurgery market.

We have filed more detailed descriptions of these risks and uncertainties in some of our recent filings with the SEC, including in our Registration Statement on Form S-4 filed on April 18, 2000, and any amendments thereto, under the heading "Risk Factors." We encourage you to carefully review these descriptions.


SLIDE:

Genzyme Biosurgery

Bringing Biotechnology To Surgery

[Picture of scalpel.]


SLIDE:

Biosurgery: The Convergence of Mechanical and Biological Approaches

[Chart]



                  Surgical

MARKETS

                  Medical

                                    Mechanical       Biological

                                            PRODUCTS
SLIDE:

Biosurgery: The Convergence of Mechanical and Biological Approaches

[Chart]



                  Surgical                        Pharmaceuticals/ Biotechnology

MARKETS

                  Medical

                                    Mechanical    Biological

                                            PRODUCTS

SLIDE:


Biosurgery: The Convergence of Mechanical and Biological Approaches

[Chart]



                  Surgical                         Pharmaceuticals/Biotechnology

MARKETS

                  Medical           Device



                                    Mechanical     Biological

                                            PRODUCTS

SLIDE:


Biosurgery: The Convergence of Mechanical and Biological Approaches

[Chart]



                  Surgical          Pharmaceuticals/Biotechnology

MARKETS

                  Medical  Device   Genzyme Surgical Products /
                                    Genzyme Tissue Repair
                                    Biomatrix


                           Mechanical       Biological

                                            PRODUCTS


SLIDE:

Biosurgery: The Convergence of Mechanical and Biological Approaches

[Chart]

                  Surgical                  Pharmaceuticals/Biotechnology

MARKETS

                  Medical                   Genzyme Biosurgery
                                    Device


                                    Mechanical       Biological

                                            PRODUCTS

SLIDE:

Surgical Products Adoption Curve

[A chart indicating a rise in Market Penetration over a 7 year period]

SLIDE:

Strategic Biosurgery Vision

         -        Focusing on targeted diseases and call points:

                  -        Build a diversified product portfolio

                  -        Manage the pipeline to balance risk

                  -        Build competence in selling to surgeons

         -        Leverage Genzyme's global expertise and infrastructure

         -        Build critical mass

SLIDE:

Creating a New Enterprise: Genzyme Biosurgery

         Genzyme Surgical Products (NASD: GZSP) [right arrow]

         Genzyme Tissue Repair (NASD:GTZR) [right arrow]      GENZYME BIOSURGERY
                                                              PROPOSED TICKER
                                                              (NASD:GZBX)

         Biomatrix, Inc. (NYSE: BXM) [right arrow]



SLIDE:

Genzyme Biosurgery: Transaction Terms

         -        Biomatrix shareholders receive

                  -        47% of GZBX shares for 72% of BXM (1 for 1)

                  - $245M cash for 28% of BXM (cash pro-rated based on share vote)

                  -        Genzyme Tissue Repair shareholders receive

                  -        27% of GZBX shares (0.3352 for 1)

         -        Genzyme Surgical Products shareholders

                  -        26% of GZBX shares (0.6060 for 1)

         -        Approximately 35 million shares outstanding at closing

SLIDE:

Clear Strategic Focus: Substantial Markets

                  Major Disease Focus



                  ORTHOPEDIC DISEASE                 HEART DISEASE

                  Osteoarthritis                     Ischemia
                  Cartilage Repair                   Congestive Heart Failure

SLIDE:

Clear Strategic Focus: Established Call Points

                 Major Disease Focus                 Call Point Focus

                  Orthopedic                         Orthopedic Surgeons

                  Heart                              Cardiothoracic Surgeons

SLIDE:

Clear Strategic Focus: Powerful Science

[Chart]

Major Disease  Call Point   gene therapy/cell therapy/small molecules/device/biomaterials
Focus          Focus


Orthopedic     Orthopedic
               Surgeons

Heart          Cardiothoracic
               Surgeons


SLIDE:

Clear Strategic Focus: Strong Infrastructure

[Chart]

Major Disease  Call Point   gene therapy/cell therapy/small molecules/device/biomaterials
Focus          Focus


Orthopedic         Orthopedic
                   Surgeons

Heart              Cardiothoracic
                   Surgeons
                                          Clinical - Regulatory - Manufacturing

SLIDE:

Clear Strategic Focus: Break-Through Products

[Chart]

Major Disease  Call Point   gene therapy/cell therapy/small molecules/devices/biomaterials
Focus          Focus


Orthopedic     Orthopedic                     X                                   X
               Surgeons

Heart          Cardiothoracic                                           X         X
               Surgeons
                                          Clinical - Regulatory - Manufacturing



SLIDE:

Clear Strategic Focus: Robust Pipeline

[chart]

Major Disease  Call Point   gene therapy/cell therapy/small molecules/devices/biomaterials
Focus          Focus


Orthopedic     Orthopedic        X          XX              X            X        XX
               Surgeons

Heart          Cardiothoracic    X           X                           XX       XX
               Surgeons
                                         Clinical - Regulatory - Manufacturing



SLIDE:

MANAGING RISK

         Devices

                  Current revenue

                  Low R&D

                  Moderate growth

                  Funds sales force

SLIDE:

MANAGING RISK

         Devices                                     Biotherapeutics

                  Current Revenue                         Future revenues

                  Low R&D                                 High R&D

                  Moderate Growth                         Explosive Growth

                  Funds sales force

SLIDE:

MANAGING RISK

   Devices                 Biomaterials                   Biotherapeutics

      Current Revenue         Current and future revenue     Future revenue

      Low R&D                 Moderate R&D                   High R&D

      Moderate growth         High Growth                    Explosive Growth

      Funds sales force

SLIDE:

Genzyme Biosurgery: A Strong Business

         -        Estimated revenues of $240M in 2000

                  -        24 major marketed products

                  - 7 early life cycle products that account for $140M in revenue

         -        Target revenue growth of 15-20% in 2001

         -        Positive operating income in 2001 (before amortization)

         -        Robust pipeline and global infrastructure

SLIDE:

Bringing Biotechnology to Orthopedics

[Photograph of technician handling syringe]

SLIDE:

         "There is a biological revolution taking place in orthopedics, offering us new tools to complement or replace current mechanical procedures. Innovative products like Carticel and Synvisc represent the foundation and promise of powerful new therapies that are transforming and improving our treatment options and patient outcomes."

         Dr. Arnold Scheller, M.D.
         New England Baptist Hospital
         Team Surgeon, Boston Celtics

SLIDE:

Bio-Orthopedic Strengths

         -        The two premier bio-orthopedic products

         -        $100M in revenue growing 15 - 20% in 2001

         - Two direct sales forces in U.S. plus five pharma distribution partners worldwide

         -        Expanding high value pipeline

SLIDE:

Bio-Orthopedic:  Synvisc(R)

         -        Viscosupplementation for Osteoarthritis

         -        Becoming standard of care

         -        Osteoarthritis affects approximately 21M Americans*

         -        Record sales of 99,000 kits in 2Q 2000

                  -        Approximately 3M syringes to date

* Source: Arthritis Foundation



SLIDE:

Synvisc(R) Momentum Accelerates

Revenues Reported by Wyeth-Ayerst

[Line graph showing 1998, 1999 and 2000 revenues]

$60,000,000

$50,000,000                     2000/+102%

$40,000,000

$30,000,000         2000/+39%                        1999/+28%        1999/+61%

                    1999/+60%          1999/+27%

$20,000,000

$10,000,000

$0

                    Q-1                  Q-2                  Q-3          Q-4

                                                  Quarter

SLIDE:

Bio-Orthopedic Product: Carticel(R)

         -        Autologous cultured chondrocytes (cells) for cartilage repair

         -        First cell therapy in orthopedics

         -        Changing paradigm in sports medicine

         -        Marketed since 1995

         -        4,000+ patients treated worldwide

         -        Excellent performance 85% patient improvement

SLIDE:

         Carticel(R) Treatment

                  Defect [cartilage image with an arrow pointing]

                  Biopsy [image of lab researchers at work]

                  cGMP Cell Processing [image of test tube]

                  Periosteal Flap [cartilage image with syringe]

SLIDE:

Carticel(R) Revenues

[Bar chart depicting Carticel(R) revenues in past five years]

         (in $millions)

         16                                                                     $15.2

         14

         12                                                            $11.0

         10                                                                                               $9.1

         8

         6                                           $6.6

         4

         2                          $3.1

         0        $0.6

                  1995              1996             1997              1998             1999              1H'2000

SLIDE:

Bio-Orthopedic Product Pipeline

Concept         Research      Preclinical Development   Clinical Development      Market

Gene Therapy

---------0A5025/TGF-B/
          Bondek ORS


------------------------------Tissue Welding
                               Carticel II
                               Sepra(R) ORS
                               Synvisc(R) Plus


--------------------------------------------------------Hylagel Nuro
                                                         Quick Tack
                                                         Synvisc(R)
                                                         Other joints

----------------------------------------------------------------------------------Synvisc(R)
                                                                                   Carticel(R)
                                                                                   Orthevac(R)
                                                                                   Tevdek(R)

SLIDE:

Bringing Biotechnology to Cardiothoracic Surgery

[photograph of medical workers performing surgery]



SLIDE:

         "Biosurgery is the next logical step in the evolution of surgical therapies. The future will hold mechanical, cell-based, and gene-based therapies; and many previously untreatable complicated problems will be best solved by combinations of these methods."

         Dr. Patrick McCarthy, M.D.
         Surgical Director,
         Kaufman Center for Heart Failure
         Program Director Heart Transplantation,
         Cleveland Clinic Foundation

SLIDE:

Cardiothoracic Strengths

         -        >$80M in revenue growing 10 - 15%

         -        Well established brands

         - Well respected direct sales force augmented by strong distribution worldwide

         -        High value pipeline

SLIDE:

Minimally Invasive Cardiac Surgery

         -        Total potential market size $350M

         -        Expanding growth rate

         -        #3 in beating heart surgery market

         -        Highly skilled direct surgical salesforce

SLIDE:

         FocalSeal-L Surgical Sealant

         - Genzyme Surgical Product sells Focal's surgical sealant in North America

         -        First labeled indication: air leaks in lung surgery

         -        $70M North America market opportunity

         -        Complements biomaterial product portfolio

         -        Product launch in August 2000

SLIDE:

Cardiothoracic Product Pipeline

Concept          Research       Preclinical Development   Clinical Development      Market

Surface
Modification

-----------------Cell Therapy (Ventricular Aneurysm)
                  Drug Delivery: Atrial Fibrillation
                  -Local, Sustained Anesthetic
                  Gene Therapy, -CHF, -Restenosis


--------------------------------Cell Therapy
                                 Ventricular Restoration


--------------------------------Gene Therapy
                                 Angiogenesis

----------------------------------------------------------Seprafilm
                                                           Adhesions

------------------------------------------------------------------------------------MISCV
                                                                              Sepra FilmI
                                                                             Focal Seal-L

SLIDE:

Gene Therapy for Cardiovascular Disease

[Chart]

         Hypoxia Inducible Factor (HIF-1(alpha))

O2  [right arrow]   Sensor Heme - O2      [right arrow] O2
                    Sensor Heme
                    [down arrow]

                    HIF-1(alpha)
                    arrows pointing to each term listed below]

Anaerobic           Angiogenesis          Vasodilation                 Enthropoiesis  Other Genes
Metabolism          VEGF/VEGF-R           Nitric Oxide Synthase        EPS
Glycolytic Enzymes

SLIDE:

HIF-1(alpha) Angiography

         A        [image] VEGF165

         B        [image] HIF-1(alpha)

         C        [image] (beta)-gal

SLIDE:

HIF-1(alpha) Clinical Status

         -        3Q 1999 Phase I clinical trial for Peripheral Vascular Disease

         -        1H 2000 Phase I clinical trial for Ischemic Heart Disease

         - Second Phase I clinical trial for CABG approved by FDA; RAC review in 4Q 2000

SLIDE:

Genzyme Biosurgery: Other Revenues

         -        General Surgery - Adhesion Prevention

         -        Plastic Surgery

         -        Ophthalmic

         -        Veterinarian

         -        Other

SLIDE:

Genzyme Biosurgery: A Leader in Adhesion Prevention

         New Anti-adhesion Applications

         -        Hernia repair

         -        Cardiovascular surgery

         -        Sinus surgery

         -        Laparoscopic surgery

         -        Orthopedics

         -        Gynecological (infertility)

         -        Spinal

         New Formulations

         -        Sepra Film(R)

         -        Sepragel(R)

         -        Sepramesh(TM)

         -        Hylagel(R) Nuro

SLIDE:

         A Unique Investment

         "We think revenues and earnings growth in the emerging field of biosurgery will be accelerated in the coming 3 - 5 year period. Winners are identifiable even now thereby setting the stage for extraordinary investor returns. Genzyme Biosurgery has emerged quickly as one of the defining players in this field."

         Robin Young
         Senior Vice President, Life Sciences
         Stephens, Inc.